UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 15)

DUCKWALL-ALCO STORES, INC.

(Name of issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of class of securities)

264142100

(CUSIP number)

Leonard Chazen, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

(Name, address and telephone number of person authorized to receive notices and communications)

December 17, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No 264142100
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strongbow Capital, Ltd. None
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 505,190
	9	Sole dispositive power 0
	10	Shared dispositive power 505,190
11	Aggregate amount beneficially owned by each reporting person 505,190
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.2%
14	Type of reporting person CO

CUSIP No 264142100
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strongbow Capital Management, Ltd. None
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 505,190
	9	Sole dispositive power 0
	10	Shared dispositive power 505,190
11	Aggregate amount beneficially owned by each reporting person 505,190
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.2%
14	Type of reporting person CO

CUSIP No 264142100
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raymond A. D. French
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds 00
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Ireland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 505,190
	9	Sole dispositive power 0
	10	Shared dispositive power 505,190
11	Aggregate amount beneficially owned by each reporting person 505,190
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.2%
14	Type of reporting person IN

This Amendment No. 15 to the Schedule 13D (the “Schedule 13D”), dated December 20, 2010, is filed with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2.	Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French, who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A. D. French is a citizen of the Republic of Ireland whose address is 19 The Elms, Lezayre Road, Ramsey, Isle of Man IM8 2TA, British Isles. Mr. French is a company director. Mr. French is Chairman of SCM and is the controlling person of SCM. Mr. French’s email address is: rayfrench@strongbow-capital.com

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	19 The Elms Lezayre Road Ramsey, Isle of Man IM8 2TA British Isles	Irish

Estela G.C. French	Company Director	19 The Elms Lezayre Road Ramsey, Isle of Man IM8 2TA British Isles	Irish

Mr. French is the Chairman of SCM. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Chairman	19 The Elms Lezayre Road Ramsey, Isle of Man IM8 2TA British Isles	Irish

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby restated as follows:

No funds were used to effect the Distribution.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The investors in Strongbow Capital, Ltd. (“Strongbow”), have approved the series of transactions in which all the shares of Common Stock of Duckwall owned by Strongbow are being distributed to the investors in Strongbow pro rata in proportion to their ownership of Strongbow capital stock. A portion of these shares have been distributed to Strongbow investors, and the balance of the shares are expected to be distributed to the Strongbow investors by the end of this month. Raymond A.D. French intends to resign from the Duckwall board of directors when the distribution is completed.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Common Stock beneficially owned by each Filing Party as of the close of business on December 17, 2010:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[1]
Strongbow	505,190	13.2%
SCM	505,190	13.2%
Raymond A. D. French	505,190	13.2%

(b) Strongbow has shared power to dispose or direct the disposition of 505,190 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 505,190 shares of Common Stock.

Raymond A. D. French has shared power to dispose or to direct the disposition of 505,190 shares of Common Stock.

(c) There have been no transactions with respect to the Shares during the past 60 days by the Filing Persons.

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7.	Material to be filed as Exhibits.

None.

[1]	Computed on the basis of 3,841,895 shares of Common Stock outstanding as of October 31, 2010 as specified in the Quarterly Report on Form 10-Q of the Company, filed with the SEC on December 10, 2010.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2010

STRONGBOW CAPITAL, LTD.

By:	/S/ RAYMOND A. D. FRENCH
Raymond A. D. French
Company Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/S/ RAYMOND A. D. FRENCH
Raymond A. D. French
Chairman

RAYMOND A. D. FRENCH

By:	/S/ RAYMOND A. D. FRENCH